SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

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                   GENERAL FORM FOR REGISTRATION OF SECURITIES

        Pursuant To Section 12(g) of the Securities Exchange Act of 1934


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                                 Editworks, Ltd.


                                December 15, 1999
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           Nevada                                         88-0403070
(Jurisdiction of Incorporation)             (I.R.S. Employer Identification No.)


24843 Del Prado Suite 318 Dana Point CA                     92629
(Address of principal executive offices)                  (Zip Code)


Registrant's telephone number, including area code:     (949) 248-9561




The following  Securities are to be registered  pursuant to Section 12(g) of the
Act:


                       Class-A Common Voting Equity Stock

                                    7,104,200




     The EXHIBIT INDEX is located at page 36 of this Registration Statement


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                                     PART I
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                          Unnumbered Item: Introduction

     This registration statement is voluntarily filed pursuant to Section 12(g) of the Securities Exchange Act of 1934, in order to comply with the requirements of National Association of Securities Dealers for submission for quotation on the Over-the-Counter Bulletin Board, often called "OTCBB". This Registrant's common stock is not presently quoted on the OTCBB or elsewhere and has never traded in brokerage transactions. The requirements of the OTCBB are that the financial statements and information about the Registrant be reported periodically to the Commission and be and become information that the public can access easily. This Registrant wishes to report and provide disclosure voluntarily, and will file periodic reports in the event that its obligation to file such reports is suspended under the Exchange Act. If and when this 1934 Act Registration is effective and clear of comments by the staff, this Registrant will be eligible for consideration for the OTCBB upon submission of one or more NASD members for permission to publish quotes for the purchase and sale of the shares of the common stock of the Registrant.

     This Registrant may be the subject of a "Reverse Acquisition". A reverse acquisition is the acquisition of a private ("Target") company by a public ("Registrant") company, by which the private company's shareholders acquire control of the public company. While no negotiations are in progress, and no potential targets have been identified, the business plan of this Registrant is to find such a target or targets, and attempt to acquire them for stock. While no such arrangements or plans have been adopted or are presently under consideration, it would be expected that a reverse acquisition of a target company or business would be associated with some private placements and/or limited offerings of common stock of this Registrant for cash. Such placements, or offerings, if and when made or extended, would be made with disclosure and reliance on the businesses and assets to be acquired, and not upon the present condition of this Registrant.

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                        Item 1. Description of Business.
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     (a) Business Development.

       (1) Form and Year of Organization. This Corporation, Editworks, Ltd. was incorporated in the State of Nevada on August 20, 1998, for the purpose of establishing a computer aided, post-production editing service for various media businesses, using 3-D capable computer equipment developed by the Stratosphere Digital Editing System. The Stratosphere is the only disk-based digital nonlinear video workstation to feature real-time, full-motion alpha keys for two independent 3-D video channels, the equivalent of four video channels.

     On October 15,  1998,  the  Registrant  authorized  its initial  issuances:
6,042,200 shares to seven founders pursuant to section 4(2) of the Securities Act of 1933 at par value of $0.001.

     Also on October 15, 1998, the Registrant offered a maximum of 300 units at $1,000.00 per unit. Each unit consisted of 4,000 shares of common stock and one warrant to purchase up to an additional 4,000 shares of common stock for $0.75 within eighteen months of the offering date. This translates to an offering of 1,200,000 shares and 1,200,000 warrants, at a per share price of $0.25. The Registrant placed 1,062,000 shares, and a like number of shares, to 27 highly sophisticated investors, with pre- existing relationships to management, pursuant to Regulation D, Rule 504, as then in force, promulgated by the Securities and Exchange Commission pursuant to section 3(b) of the Act;

     The result of these issuances is a total issued and outstanding total of 7,104,200 shares of common stock and 1,062,200 eighteen month warrants. No warrants have been exercised, and no present incentive exists for the exercise of any warrants. The Warrants may be called by the Registrant at any time, with 30 days notice, at par value of, a price of one tenth of one cent ($0.001).

     The Officers and Directors were Frank Sarcinello and Jena M. Harry. On September 30, 1999, President Director Frank Sarcinello resigned and retired from Office. On that date J. Dan Sifford was appointed second Director and elected President of this Registrant. In connection with this


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withdrawal of Mr. Sarcinello, he transferred the 5,994,800 of his founders stock to Mr. Sifford, thus effecting a change of control of this Registrant.

     (2) Bankruptcy, Receivership or Similar Proceeding. None from inception to date.

(b) Business of the Registrant. This Company has launched its current business and established a computer aided, post-production editing service for various media businesses. Its business plan is to seek to find additional customers for its services, and service its exiting contracts.

     (1) Principal Products or Services and their Markets. This Company has launched its current business and established a computer aided, post-production editing service for various media businesses, using 3-D capable computer equipment developed by the Stratosphere Digital Editing System. The Stratosphere is the only disk-based digital nonlinear video workstation to feature real-time, full-motion alpha keys for two independent 3-D video channels, the equivalent of four video channels. It has had two contract customers to date, one of which is current.

     (2) Distribution Methods of the products or services. None.

     (3) Status of any publicly announced new product or service. None.

     (4) Competitive business conditions and the small business Registrant's competitive position in the industry. This Registrant has had only two customers since its inception. In each case, the customer was introduced privately, as a result of pre-existing relationships with management. Its second and present customer is its sole customer. This Registrant has yet to advertise or engage in programs to promote public awareness of its services. It has limited personnel, namely a single non- administrative employee performing its technical editing services. Accordingly, this Registrant does not now compete with other firms offering technical, digital editing and post-productions services. The industry in which this Registrant operates includes numerous suppliers of services similar to this Registrant's, from very large and well known firms, such as Pixar and Industrial Light and Magic, at the top of the chain, and less well known, moderate, and smaller firms, occupying various niches, from large to small, from extremely expensive, to competitive for small producers. The advent of advanced digital technology has made entry into this competitive arena considerably more practical for new start-up operations, with moderate financial investment. It is therefore the conclusion of Management, based upon these considerations, that this Registrant has no competitive position in the industry, at this time.

     (5) Sources of and availability of raw Materials and the names of principal suppliers. Not Applicable.

     (6) Dependence on one or a few major customers. The Registrant has one current contract customer, namely Reliant Interactive Media Corp. It is accordingly highly dependent at present on the good will of a single principal customer. Please see EXHIBIT 6.1.

     (7)  Patents,  Trademarks,   licenses,  franchises,   concessions,  royalty
agreements or labor contracts. None.

     (8) Need for any government approval of principal products or services and status. Not Applicable.

     (9) Effect of existing or probable governmental regulations on the business. Not Applicable. However, this Registrant would expect to maintain its corporate status with the State of its incorporation, and would file its tax returns and reports required to be filed with the Commission. This Registrant wishes to report and provide disclosure voluntarily, and will file periodic reports in the event that its obligation to file such reports is suspended under the Exchange Act. If and when this 1934 Act Registration is effective and clear of comments by the staff, this Registrant will be eligible for consideration for the OTCBB upon submission of one or more NASD members for permission to publish quotes for the purchase and sale of the shares of the common stock of the Registrant. In connection with such submission and any continuation on the OTCBB, this Registrant would expect to comply with NASD regulations, to the extent that any such regulations are applicable to the conduct of the Registrant's affairs.

     (10) Estimate of amount spent on research and development in each of last two years. None.


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     (11)  Costs  and  effects  of  compliance  with  environmental   laws.  Not
Applicable.

     (12) Number of total employees and full-time employees. One full time employee serves in Florida, operating the Registrant's editing operations. The President serves without compensation and is not considered an employee at this time. The services of the Secretary/Treasurer are provided on a contract basis with her principal employer, Oasis Entertainment Corporation.

     (13) Year 2000 Compliance, effect on customers and suppliers. None. The Registrant has no computers or digital equipment of its own, no suppliers or customers. Accordingly, the Registrant has determined that it is faced with no year 2000 compliance issues other than those shared by the public in general.

     (14) Reverse Acquisition Transactions Possible. While it has no present plans to engage in Reverse Acquisition transactions, such transactions are possible and forseeable, and for that reason, additional disclosure regarding such an eventuality is provided. The reasons why this possibility is deemed forseeable is discussed in Item 2 of this Part, MANAGEMENT'S DISCUSSION AND ANALYSIS.

     Registrant's competitive position with respect to Reverse Acquisition. Other better capitalized firms are engaged in the search for acquisitions or business combinations which firms may be able to offer more and may be more attractive to acquisition candidates. This Registrant became a candidate for reverse acquisition transactions only this past October. Management, in evaluating market conditions and unsolicited proposals, has formed the estimate that the selection of a business combination is probable within the next twelve months. There is no compelling reason why this Registrant should be preferred over other reverse-acquisition public corporation candidates. It has no significant pool of cash it can offer and no capital formation incentive for its selection. It has a limited shareholder base insufficient for acquisition target wishing to proceed for application to NASDAQ. In comparison to other "public shell companies" this Registrant is unimpressive, in the judgement of management, and totally lacking in unique features which would make it more attractive or competitive than other "public shell companies". While management believes that the competition of other "public shell companies" is intense and growing, it has no basis on which to quantify its impression. Please See the
Item 2 of this part, MANAGEMENT DISCUSSION AND ANALYSIS, for more information and disclosure.

     This Registrant is not actively engaged in its intended search to find a business partner, and its management has determined that it could not presently find an opportunity of superior value and potential. There can be no assurance that this Registrant will ever prove competitively attractive to the kinds of transactions it may seek or will ever participate in a Reverse Acquisition. As a practical matter, no such inquiry could begin until this Registrant has qualified its common stock for trading on the OTCBB. Please see MANAGEMENT'S DISCUSSION AND ANALYSIS, Item 2 of this part, for an expanded discussion of these and related subjects of disclosure.

     Limited Scope and Number of Possible Acquisitions: The Company does not intend to restrict its consideration to any particular business or industry segment, and the Company may consider, among others, finance, brokerage, insurance, transportation, communications, research and development, service, natural resources, manufacturing or high-technology. Of course, because of the Company's limited resources, the scope and number of suitable candidate business ventures available would be limited accordingly, and most likely the Company would not be able to participate in more than a single business venture. Accordingly, it is anticipated that the Company would not be able to diversify, but may be limited to one merger or acquisition because of limited financing. This lack of diversification would not permit the Company to offset potential losses from one business opportunity against profits from another. To a large extent, a decision to participate in a specific business opportunity may be made upon management's analysis of the quality of the other firm's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. In many instances, it is anticipated that the historical operations of a specific firm may not necessarily be indicative of the potential for the future because of the necessity to substantially shift a marketing approach, expand operations, change product emphasis, change or substantially augment management, or make other changes. The Company would be dependent upon the management of a business opportunity to identify such problems and to implement, or be primarily responsible for the implementation of, required changes. Because the Company may participate in a business opportunity with a newly organized firm or with a firm which is entering a new phase of growth, it should be emphasized


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that the  Company  may incur  further  risk due to the  failure of the  target's management to have proven its abilities or effectiveness, or the failure to establish a market for the target's products or services, or the failure to prove or predict profitability.

     Probable Industry Segments for Acquisition. While the Company does not intend to rule out its consideration to any particular business or industry segment, Management has determined to focus its principal interest in evaluating development stage companies in the electronic commerce, high- technology, communication technologies, information services and internet industry segments. It is nevertheless possible that an outstanding opportunity may develop in other industry segments, such as finance, brokerage, insurance, transportation, communications, research and development, service, natural resources, manufacturing or other high-technology areas.

     Reporting under the 1934 Act. Following the effectiveness of this 1934 Act Registration of the common stock of this Registrant, certain periodic reporting requirements will be applicable. First and foremost, a 1934 Registrant is required to file an Annual Report on Form 10-K or 10-K-SB, 90 days following the end of its fiscal year. The key element of such annual filing is the Audited Financial Statement prepared in accordance with standards established by the Commission. A 1934 Act Registrant also reports on the share ownership of affiliates and 5% owners, initially, currently and annually. In addition to the annual reporting, a Registrant is required to file quarterly reports on Form 10-Q or 10-Q-SB, containing audited or un-audited financial statements, and reporting other material events. Some events are deemed material enough to require the filing of a Current Report on Form 8- K. Any events may be reported currently, but some events, like changes or disagreements with auditors, resignation of directors, major acquisitions and other changes require aggressive current reporting. All reports are filed and become public information. The practical effects of the foregoing requirements on the criteria for selection of a target company are two-fold: first, the target must have audited or auditable financial statements, and the target must complete an audit for filing promptly upon the consummation of any acquisition; and, second, that the target management must be ready, willing and able to carry forth those reporting requirements or face de-listing from the OTCBB, if listed, and delinquency and possible liability for failure to report.

     Transactions with Management. There is no present or foreseeable potential that this Registrant will acquire a target business or company in which its present management or principal shareholder, or affiliates, have an ownership interest. Consideration has been given to corporate policy in this regard, and it has been determined not to permit any transaction in other than an arm's length acquisition of business assets owned and controlled by unrelated third party interests. The basis for this policy is two fold: first, that related party transactions are unnecessary in the judgment of management and involve risks not necessary to invite; and second that related party transactions do not offer the potential profitability for shareholders, that management believes exists presently in the market place for public issuers amenable to reverse merger transactions.

     Finders fees for Management. No finder's fees will be payable to Management in connection with any forseeable reverse acquisition. Management is identified with the principal shareholder. The Principal Shareholder's remaining share ownership following any reverse acquisition, and the Principal Shareholder might be expected to sell its controlling interest for consideration from the acquiring shareholders of the acquisition target. Depending on the quality of the target company, the principal shareholder may sell all, some or none of the control block, as matters for arm's length deal-making, when it comes to that stage. Additionally, the Principal Shareholder is the Principal Consultant and provides, has provided and may provide corporate services to the Registrant, billable hourly in an established and customary manner. No finders fees, commissions or other bonuses to Management, Principal Shareholder, or affiliates, for securing or in connection with any acquisition, will be paid or payable, as a matter of both current economic conditions and corporate policy. Management has determined that in its view of the current market for such transactions, such fees or bonuses are not justifiable.

     Loan Financing not anticipated. There are no foreseeable circumstances under which loan financing will be sought or needed during Registrant's present development stage.

     Dependence on Management. This Company is required to rely on Management's skill, experience and judgement, both in regard to extreme selectivity, and in any final decision to pursue any particular business venture, as well as the form of any business combination, should agreement be reached at some point to acquire or combine. Please see Item 2 of this Part, MANAGEMENTS

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DISCUSSION  AND  ANALYSIS  OR PLAN OF  OPERATION,  and also Item 7 of this Part,
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

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        Item 2. Managements Discussion and Analysis or Plan of Operation.
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(a) Plan of Operation.  This  Registrant  has launched its current  business and established a computer aided, post-production editing service for various media businesses, using 3-D capable computer equipment developed by the Stratosphere Digital Editing System. The Stratosphere is the only disk- based digital nonlinear video workstation to feature real-time, full-motion alpha keys for two independent 3-D video channels, the equivalent of four video channels. It has had only two contract customers to date. The Registrant has one current contract customer, namely Reliant Interactive Media Corp. It is accordingly highly dependent at present on the good will of a single principal customer. Please see
EXHIBIT 6.1. While it has no present plans to engage in Reverse Acquisition transactions, such transactions are possible and forseeable.

     (1) Plan of Operation for the next twelve months. The Registrant will continue to services its exiting contract with Reliant Interactive Media Corp. It may seek additional customers at some indefinite future time, but its present resources do not permit extensive advertising or promotion. It is accordingly dependent upon word of mouth and favorable referrals from its existing and previous customers and from such other business acquaintances as may provide such referrals. The Registrant has no plans to pursue any Reverse Acquisition at any time, but as a practical matter it could not do so before obtaining quote-ability on the OTCBB. It is not foreseeable that it might begin to plan along these lines at any time before November of 2000, if its present business activity does not appear to provide indications of profitability at that time. To understand the reasons for this uncertainty, please see Item 7 of this Part, RELATIONSHIPS AND RELATED TRANSACTIONS, for a discussion of the agreement between this Registrant and its sole customer Reliant Interactive Media Corp. Briefly summarized here, it is material that the agreement has an initial one-year term, but may be extended for two additional terms for a total of three years. It is an open question whether, at the end of the term, Reliant will choose to purchase the Registrant's equipment, pursuant to agreement, or whether Registrant will retain it. Thus, the Registrant may be in continuous operation for the next three years or may have an election to make in one year, whether to purchase new equipment and continue in its present business, or whether then to seek an acquisition, most likely, a reverse acquisition transaction.

     Cash Requirements and Need for additional funds, twelve months. This Company has no immediate or forseeable need for additional funding, from sources outside of its circle of shareholders, if at all, during the next twelve months. It expects its revenues to fund current operations adequately, and may exceed them substantially, although there can be no guaranties about future results. This optimistic statement must be qualified by the reality that its revenues to date from Reliant are receivables unpaid, and that the timing of payment of accrued receivables from Reliant may depend to some degree on the monthly liquidity of Reliant, in terms of its collection of its receivables. Reliant Interactive Media Corp. is a public reporting corporation. Its reports and financial statements are accessible by the public as public information from standard sources including EDGAR.

     Short-term advances by the principal shareholder may be made in the case that realization of receivables fall short of current expenses, in the short term. The nature and sources of these expected revenues are more fully disclosed in detail in Item 7 of this Part, RELATIONSHIPS AND RELATED TRANSACTIONS. That discussion provides disclosure of the agreement between this Registrant and its sole customer Reliant Interactive Media Corp.

     The stabilized monthly expenses of this Registrant are expected to follow the following established pattern, of about $8,000.00 per month. The table which follows provides a breakdown of those normal monthly expenses


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================================================================================
Expenses                                Monthly               Annualized
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Services:
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      One Employee                      $5,000                $60,000
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      Contract Services                    500                  6,000
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Rent:
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      Office                             1,000                 12,000
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      Editing Facilities                   200                  2,400
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Other:
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      Insurance on Equipment               275                  3,300
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      Utilities                            300                  3,600
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      Telephone                            250                  3,000
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      Shipping                             100                  1,200
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           TOTALS                       $7,625                $91,500
================================================================================

     It would follow that the Registrant would require revenues to exceed $100,000.00 annually to approach substantial profitability. While such a goal is believed to be achievable in the next twelve months, a cautionary consideration is appropriate. Increased business activity may engender increased costs. There is no assurance, therefore, that this Registrant will achieve substantial profitability in the next twelve months.

     There are certain other corporate expenses not included in the foregoing tabular analysis; namely, the expenses of auditing the corporation, legal and professional requirements, including expenses in connection with this 1934 Act Registration of its common stock, and periodic and other reports required to be filed by 1934 Act reporting companies, the expenses, mostly legal and professional, of corresponding with NASD, as may be required, in response to its comments on any submission of the common stock of this Registrant for quotation on the OTCBB. It is the estimate of management that these supplementary expenses may approach, but will not exceed $20,000.00 in the next twelve months.

     Reference is made to Note 4, DEVELOPMENT STAGE COMPANY, of the Registrant's Audited Financial Statements: "The Company is a development stage company as defined in Financial Accounting Standards Board Statement No.7. It is concentrating substantially all of its efforts in raising capital and developing its business operations in order to generate significant revenues." The Registrant has no present plans to seek a profitable business combination. No current fund raising programs are being conducted or contemplated at this time, and would not be considered, unless the current business of the Registrant indicates sufficient future profitability to justify an offering to existing shareholders or new investors. In the event of an acquisition or combination, any such capital formation would be offered to investors based upon the assets and businesses to be acquired, and not on this Registrant in its present condition.

     This Registrant may be forced to effect some advances from its Principal Shareholder, for costs involved in maintenance of corporate franchise and filing reports as may be required, when and if this 1934 Act registration is effective. Should this become necessary, the maximum amount of such advances is estimated not to exceed $20,000.00. No agreement by the Principal shareholder to make such advances is in place, and no guarantee can presently be given that additional funds, if needed, will be available. It is by far more likely that advances will take the form of providing services on a deferred compensation basis. Should further auditing be required, such services by the Independent Auditor may not be the subject of deferred compensation. The expenses of independent Audit cannot be deferred or compensated in stock or notes, or otherwise than direct payment of invoices in cash.

     This Registrant does not anticipate any contingency upon which it would voluntarily cease filing reports with the SEC, even though it may cease to be required to do so. It is in the compelling interest of this Registrant to report its affairs quarterly, annually and currently, as the case may be, generally to provide accessible public information to interested parties, and also specifically to


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maintain its qualification for the OTCBB, if and when the Registrant's  intended application for submission may be effective.

     Summary of Product Research and Development. None. This Registrant is not engaged in research and development.

     Expected purchase or sale of plant and significant equipment. None. However, please refer to Item 7 of this Part, RELATIONSHIPS AND RELATED TRANSACTIONS for disclosure of the contingencies which might result in the sale of Registrant's equipment on or after September 30, 2000.

     Expected significant change in the number of employees. None. It is possible, however that a significant increase in the business of its sole customer would result in the increase of the editing staff of this Registrant from its present single employee.

(b) Discussion and Analysis of Financial Condition and Results of Operations.

     Operations and Results for the past two fiscal years. None. This Company was incorporated on August 20, 1998, for the purpose of establishing a computer aided, post-production editing service for various media businesses, using 3-D capable computer equipment developed by the Stratosphere Digital Editing System. It had some limited operations during its first fiscal year ended July 31, 1999. From inception on August 20, 1998 through July 31, 1999, the Registrant's first fiscal year, it enjoyed revenues of $72,663, with first-year general and administrative and total expenses of $169,213, for a net loss of $96,550 ($0.014 per share) for its first fiscal year.

     More recently, for the four months and fifteen days ended December 15, 1999, Revenues were $34,000, and total expenses were $76,124, for a net loss of $41,224.

     Its first customer was Oasis Entertainment's Fourth Movie Project, Inc. for which it provided digital editing services. The arrangement resulted in revenues of $32,000.00.

     Its current arrangement with Reliant Interactive Media Corp. is presently productive, but may impose interim limitations on Registrant's ability to expand current operations. Pursuant to this arrangement, the Registrant has placed substantially all of its equipment in Florida, in facilities provided by Reliant, and has stationed its employee at that location. Reliant is the producer of infomercial marketing audio-visual products, principally infomercial video programs to be aired on commercial television. For these services, the Registrant is to receive a monthly fee of $10,000.00 of which $2,500.00 monthly is an accumulating investment by Reliant in the Registrant's Equipment. The Registrant also accrues a royalty of one quarter of one percent of Reliant's gross sales, less shipping, handling, returns and taxes on all infomercials for which the Registrant provides services.

     There are other material terms of the relationship between this Registrant and Reliant. Please refer to Item 7 of this Part, RELATIONSHIPS AND RELATED TRANSACTIONS for more disclosure.

     Future Prospects. The Registrant is unable to predict the ultimate direction of its future prospects. It is to be hoped that its arrangement with Reliant would generate introductions and referrals of new business for the Registrant's editing services. The extent to which this Registrant can project itself as a true going concern for the future, beyond the scope of its single-customer base, will depend upon this eventuality.

(c) Reverse Acquisition Candidate. A mature and businesslike evaluation of the affairs of this Registrant require the consideration of certain possible eventuality, which, although uncertain, and which may not occur, are none the less the kind of events which must be considered sufficiently foreseeable to require consideration, discussion and disclosure. It is possible that this Registrant will attract sufficient referrals from its service arrangement with Reliant to provide an incentive to continue with its present business plan, to acquire additional equipment and possibly establish a new and different location for its operations. It is also reasonable to consider that a continuing relationship with Reliant would result in Reliant's becoming the substantial owner of all or most all of the Registrant's equipment, and that this Registrant may not acquire additional equipment and continue to seek customers for it services as presently described. In that case it would continue to own the diminishing assets of royalties from Reliant, but would not be engaged in generating new revenues.

     The logical outcome of the second eventuality would be to seek a profitable business opportunity. The acquisition of such an opportunity could and likely would result in some change in control of the Registrant at such time. This would likely take the form of a reverse acquisition. That means that this Registrant would likely acquire businesses and assets for stock in an amount that would effectively transfer control of this Registrant to the acquisition target company or ownership group. It is called a reverse-acquisition because it would be an acquisition by this Registrant in form, but would be an acquisition of this Registrant in substance. Capital formation issues for the future of this Registrant would arise only when targeted businesses or assets have been identified. Until such time, this Registrant has no basis upon which to propose any substantial infusion of capital from sources outside of its circle of affiliates.

--------------------------------------------------------------------------------

                        Item 3. Description of Property.
--------------------------------------------------------------------------------

     The Registrant has substantial electronic editing equipment presently located in Florida, in the facilities of Reliant Interactive Media Corp., its sole customer. The Registrant rents administrative office space facilities in California, for $1,000.000 per month. The Registrant pays $200.00 per month to Reliant for its use of Reliant's facilities in Florida, for housing its operational editing equipment.

--------------------------------------------------------------------------------

     Item 4. Security Ownership of Certain Beneficial Owners and Management.
--------------------------------------------------------------------------------

(a) Security Ownership of Management. To the best of Registrant's knowledge and belief the following disclosure presents the total beneficial security ownership of all Directors and Nominees, naming them, and by all Officers and Directors as a group, without naming them, of Registrant, known to or discoverable by Registrant. Please refer to explanatory notes if any, for clarification or additional information.

(b) Security Ownership of Certain Beneficial Owners. To the best of Registrant's knowledge and belief the following disclosure presents the total security ownership of all persons, entities and groups, known to or discoverable by Registrant, to be the beneficial owner or owners of more than five percent of any voting class of Registrant's stock. Please refer to explanatory notes if any, for clarification or additional information.

                                    TABLE A/B
                                  COMMON STOCK
                 OFFICERS AND DIRECTORS AND OWNERS OF 5% OR MORE


================================================================================
           NAME AND ADDRESS OF BENEFICIAL OWNER            ACTUAL
                                                           OWNERSHIP        %
--------------------------------------------------------------------------------
J. DAN SIFFORD JR. (1)                         President   5,943,800      83.67
3131 South West Freeway, #42
Houston TX  77098
--------------------------------------------------------------------------------
JENA M. HARRY (1)                              Secretary         -0-       0.00
3 San Bittern
Aliso Viejo CA 92656
================================================================================
All Officers and Directors as a Group                      5,943,800      83.67
================================================================================
================================================================================
Total Shares Issued and Outstanding                        7,104,200     100.00
================================================================================

(1) Please see Item 7, Relationships and Transactions, for more disclosure.

(c) Changes in Control. There are no arrangements known to Registrant, including any pledge by any persons, of securities of Registrant, which may at a subsequent date result in a change of control of the Registrant. The Registrant is not presently searching for a profitable business opportunity. The acquisition of such an opportunity, should one occur in future, could and likely would result in some change in control of the Registrant at such time.

--------------------------------------------------------------------------------

      Item 5. Directors, Executive Officers, Promoters and Control Persons.
--------------------------------------------------------------------------------

     The following persons are the Directors of Registrant, having taken office from the inception of the Registrant, to serve until their successors might be elected or appointed. The time of the next meeting of shareholders has not been determined and is not likely to take place before a targeted acquisition or combination is determined.

     J. Dan Sifford, Jr., has been President of the Registrant since September 30, 1999. He grew up in Coral Gables, Florida, where he attended Coral Gables High School and the University of Miami. After leaving the University of Miami, Mr. Sifford formed a wholesale consumer goods distribution company which operated throughout the southeastern United States and all of Latin America. In 1965, as an extension of the operations of the original company, he founded Indiasa Corporation (Indiasa), a Panamanian company which was involved in supply and financing arrangements with many of the Latin American Governments, in particular, their air forces and their national airlines. As customer requirements dictated, separate subsidiaries were established to handle specific activities. During each of the past five years he has served as President of Indiasa, which serves only as a holding company owning: 100% of Indiasa Aviation Corp. (a company which owns aircraft but has no operations); 100% of Overseas Aviation Corporation (a company which owns Air Carrier Certificates but has no operations); 50% of Robmar International, S.A. (a company operates a manufacturing plant in Argentina and Brazil, but in which Mr. Sifford holds no office). In addition to his general aviation experience, Mr. Sifford, an Airline Transport rated pilot, has twenty two years experience in the airline business, and is currently the President of Airline of the Virgin Islands, Ltd. a commuter passenger airline operating in the Caribbean, and has been its president continuously during each of the past five years.

     For the past several years Mr. Sifford has served as United States Managing Director of Intrepid International, S.A. a Panama Corporation, providing consulting services to international private companies in approaching the United States public market place for products, financing and securities.

     Mr. Sifford is not and has never been a broker-dealer. He has acted primarily as consultant, and in some cases has served as an interim officer and director of public companies in their development stage. The following disclosure identifies those public companies: Air Epicurean, Inc., All American Aircraft, Earth Industries, Ecklan Corporation, EditWorks, Ltd., Market., Market Formulation & Research, Inc., NetAir.com, Inc., NSJ Mortgage Capital Corporation, Inc., North American Security & Fire, Oasis 4th Movie Project, Professional Recovery Systems, Inc., Richmond Services, Inc., Telecommunications Technologies, Ltd., and World Staffing II, Inc. Of these last mentioned companies, he is currently serving in this Registrant, in Ecklan Corporation, in Oasis Entertainment's 4th Movie Project, Inc. in Richmond Services, Inc, and in NetAir.com, Inc.

Jena M. Harry is Secretary/Treasurer of the Registrant. She has been working in the administrative and operations division of motion picture production and theatrical production for the last three years. She has been the Production Manager and Accountant for four feature films, one documentary, and four infomercials. She has also been the Producer and Co-Director for three theatrical productions. Ms. Harry is currently the Operations and Production Manager for an independent film company, Oasis Entertainment Corp. Her previous business experience includes Hospitality Sales and Marketing, Medical Equipment Manufacturer Marketing, Catering Sales and Operations and Graphic Design. Ms. Harry has a Bachelors Degree in Marketing and a minor in Psychology from Johnson & Wales University. As Secretary/Treasurer of the Registrant she will manage all production, supervise marketing activities, and oversee graphic design services, and be responsible for controlling the payables and receivables and managing the day-to-day operations of the Company.

--------------------------------------------------------------------------------

                         Item 6. Executive Compensation.
--------------------------------------------------------------------------------


     There is no present program of executive compensation, and no plan or compensation is expected to be adopted or authorized at any time before an acquisition is effected, except as disclosed in this Item. Mr. Sifford presently serves without compensation. Ms. Jena M. Harry is not compensated directly, or personally by this Registrant; however her services to this Registrant are compensated hourly at about $500.00 per month to Oasis Entertainment Corp., which private entity is the provider of her services as Secretary/Treasurer of this Registrant. It is appropriate to disclose the salary paid to the former President Frank Sarcinello during the Registrants first fiscal year, ended September 30, 1999; namely a total of $34,000.00, calculated at $4,000.00 per month.

--------------------------------------------------------------------------------

             Item 7. Certain Relationships and Related Transactions.
--------------------------------------------------------------------------------

     The Initial Officers and Directors were Frank Sarcinello and Jena M. Harry. On September 30, 1999, President Director Frank Sarcinello resigned and retired from Office. On that date J. Dan Sifford was appointed second Director and elected President of this Registrant. In connection with this withdrawal of Mr. Sarcinello, he transferred the 5,994,800 of his founders stock to Mr. Sifford, thus effecting a change of control of this Registrant. There was no consideration for this transfer. Mr. Sifford reports that at all times material to the affairs of the corporation, he had dispositive control of the 5,994,800.

     The Registrant has reported that it had one former customer and has one present customer. There are material relationships requiring disclosure in each case.

     This Registrant provided editing services to Oasis Entertainment's Fourth Movie Project, Inc., a Nevada Corporation, on a time fee basis. Mr. Sifford, the President and controlling shareholder of this Registrant is an affiliate of Oasis Entertainment's Fourth Movie Project, Inc. These services were concluded about September 30, 1999. Revenues were generated to this Registrant as a result of this relationship, in the amount of $32,000.00.

     Oasis Entertainment Corp., is a private Nevada corporation. It is an affiliate of Oasis Entertainment's Fourth Movie Project, Inc., this Registrant's initial customer. Ms. Jena M. Harry's services as Secretary of this Registrant are compensated hourly at about $500.00 per month to Oasis Entertainment Corp., which private entity is the provider of her services as Secretary of this Registrant.

     This Registrant currently enjoys a very complex relationship with Reliant Interactive Media Corp. pursuant to that certain EDITWORKS LTD. SERVICE AGREEMENT of October, 1999, EXHIBIT 6.1. As a practical matter, this relationship makes Reliant the sole customer of this Registrant for the immediate future. For a monthly fee of $10,000.00, beginning October 1, 1999, Editworks Ltd., this Registrant, has relocated all of its editing equipment to Reliant's facilities in Florida, and performs editing, production and post-production services to Reliant, in connection with Reliant's business of producing Infomercial media marketing programs. Of that $10,000.00 per month, $2,500.00 has been allocated by the parties as a tentative acquisition by Reliant of an equity interest in the equipment. The term of the contract is for one year, but may be extended for two additional one-year terms. If the contract is terminated by Reliant at the end of one year, Editworks Ltd. will repurchase the Reliant equity in the equipment for half the payments applied to it; or, in the alternative, Reliant may purchase the equipment outright for a lump sum payment of $100,000 at the end of one year, or $50,000 at the end of two years, or $25,000 at the end of three years. The purpose and effect of these provisions is that at the end of the first year, Reliant has an incentive to either terminate then or proceed for a full three years, for the reason that, should Reliant terminate after the end of the first one-year term, its tentative credit for equity shall have lapsed, and the equipment shall be owned by the Registrant unless Reliant purchases it.

     As a matter distinct from those amounts and agreed payments, Editworks shall pay to Reliant an amount of $200 per month as rent for the use of the facilities provided by Reliant

     As a further complexity of this Relationship, Reliant shall pay to Registrant a royalty equal to one quarter of one percent (0.25%) on Reliant's gross sales (as defined by GAAP accounting) less shipping, handling, returns and taxes, on all Infomercials for which EditWorks provides or has provided services pursuant to the agreement. The royalties shall be paid for as long as there are revenues realized on the particular infomercial; however, the royalties shall be paid only on an aggregate of the first $50,000,000 in revenues as defined previously. As these royalties may be paid, one-half of such royalties shall be credited to Reliant's earning new investment restricted shares of Editworks common stock, on the basis of one such share per $5.00 of credited payments. Such shares entitlement shall accumulate, such that actual issuance shall be in no less than 100 share blocks

     Editworks shall pay Reliant one-half of all net profits (again as defined by GAAP) realized from post-production contracts with third parties facilitated by Reliant.

     The agreement expressly provides that neither party is the agent of the other, that they are not partners, nor joint-venture participants, but principal parties dealing at arm's length.

     There is an additional matter requiring disclosure in connection with the relationship between this Registrant and Reliant. Reliant has certain consulting relationships with Intrepid International S.A., a Panama Corporation, and its United States Subsidiary, Intrepid International, Ltd, a Nevada corporation. These consulting relationships are unrelated to the relationship between this Registrant and Reliant. However, it is appropriate to disclose that Mr. Sifford of this Registrant is an Officer and affiliate of the Intrepid entities.

--------------------------------------------------------------------------------

                       Item 8. Description of Securities.
--------------------------------------------------------------------------------

The Registrant's Capital Authorized and Issued. The Registrant is authorized to issue 50,000,000 shares of a single class of Common Voting Stock, of par value $0.001, of which 7,104,200 are issued and outstanding, along with 1,062,200 eighteen month warrants exercisable on or before April 15, 2000. No warrants have been exercised, and no present incentive exists for the exercise of any warrants. The Warrants may be called by the Registrant at any time, with 30 days notice at par value, a price of one tenth of one cent ($0.001).

Common Stock. All shares of Common Stock when issued were fully paid for and nonassessable. Each holder of Common Stock is entitled to one vote per share on all matters submitted for action by the stockholders. All shares of Common Stock are equal to each other with respect to the election of directors and cumulative voting is not permitted; therefore, the holders of more than 50% of the outstanding Common Stock can, if they choose to do so, elect all of the directors. The terms of the directors are not staggered. Directors are elected annually to serve until the next annual meeting of shareholders and until their successor is elected and qualified. There are no preemptive rights to purchase any additional Common Stock or other securities of the Registrant. The owners of a majority of the common stock may also take any action without prior notice or meeting which a majority of shareholders could have taken at a regularly called shareholders meeting, giving notice to all shareholders thereafter of the action taken. In the event of liquidation or dissolution, holders of Common Stock are entitled to receive, pro rata, the assets remaining, after creditors, and holders of any class of stock having liquidation rights senior to holders of shares of Common Stock, have been paid in full. All shares of Common Stock enjoy equal dividend rights. There are no provisions in the Articles of Incorporation or By-Laws which would delay, defer or prevent a change of control.

Secondary Trading refers to the marketability to resell the securities of this Registrant in brokerage transactions, and that marketability is generally governed by Rule 144, promulgated by the Securities and Exchange Commission pursuant to ss.3 of the Securities Act of 1933. Securities which have not been registered pursuant to the Securities Act of 1933, but were exempt from such registration when issued, are generally "Restricted Securities" as defined by Rule 144(a). The impact of the restrictions of Rule 144 are (a) a basic one year holding period from purchase; and (b) a limitation of the amount any shareholder may sell during the second year, as to non-affiliates of the Registrant;
however, as to shares owned by affiliates of the Registrant, the second-year limitation of amounts attaches and continues indefinitely, at least until such person has ceased to be an affiliate for 90 days or more. The limitation of amounts is generally 1% of the total issued and outstanding in any 90 day period.

Unrestricted Shares of Common Stock. 7,104,200 shares are issued and outstanding. 5,994,800 shares are held by a single controlling affiliate of the Registrant. 47,400 shares are owned by other initial founders. The 6,042,200 founders shares were when issued restricted securities as defined by Rule 144(a) and are all more than one year old. Accordingly these shares are no longer subject to the basic one year holding period of Rule 144(d). They remain subject to the limitations of Rule 144(e) with respect to sales in limited amounts. Now, the 5,994,800 shares of control are shares held by an affiliate and will remain subject to Rule 144(e)(1) indefinitely; however the 47,400 shares are held by investors who, though founders, were not and are not affiliates of the issuer by reason of the fact that they do not engage in management of the Registrant and do not own shares amounting to 10% of any class of Registrant's securities. These non-affiliate founder shares are presently limited by Rule 144(e)(2), and will remain so until October 16, 2000. However, none of these non-affiliate founders own 1% of the Registrant's common stock, so that these 47,400 shares might be resold in brokerage transactions in compliance with Rule 144(e)(2). The 1,062,000 are owned by original non-affiliates, and shares were issued pursuant to Rule 504 on or before April 6, 1999. They were not, when issued, restricted securities as defined in Rule 144(a). These shares are owned by non-affiliates of the Registrant and might be resold in brokerage transactions without restriction of Rule 144.

Options and Derivative Securities. There are no outstanding options or derivative securities of this Registrant. There are no shares issued or reserved which are subject to options or warrants to purchase, or securities convertible into common stock of this Registrant. There are, as mentioned previously, the 1,062,200 eighteen month warrants exercisable on or before April 15, 2000.

Risks of "Penny Stock." The Company's common stock may be deemed to be "penny stock" as that term is defined in Reg.Section 240.3a51-1 of the Securities and Exchange Commission. Penny stock are stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange;
(iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ) listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

     Section 15(g) of the Securities Exchange Act of 1934, as amended,  and Reg.
Section 240.15g-2 of the Securities and Exchange Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

     Moreover, Reg. Section 240.15g-9 of the Securities and Exchange Commission requires broker/dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company's common stock to resell their shares to third parties or to otherwise dispose of them.


             THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK

--------------------------------------------------------------------------------

                                     PART II
================================================================================

                                     Item 1.
           Market Price of and Dividends on Registrant's Common Equity
                            and Shareholder Matters.
--------------------------------------------------------------------------------

(a) Market Information. The Common Stock of this Registrant has never traded Over the Counter on the Bulletin Board ("OTCBB"), or the Pink Sheets, nor otherwise. There is therefore no market activity to report or disclose

(b) Holders. There are 34 shareholders of the common stock of this Registrant.

(c) Dividends. No cash or other dividends have been paid by the Company on its Common Stock or other Stock and no such payment is anticipated in the foreseeable future.

--------------------------------------------------------------------------------

                           Item 2. Legal Proceedings.
--------------------------------------------------------------------------------

     There are no proceedings, legal, enforcement or administrative, pending, threatened or anticipated involving or affecting this Registrant.

--------------------------------------------------------------------------------

             Item 3. Changes in and Disagreements with Accountants.
--------------------------------------------------------------------------------

     There have been no disagreements of any sort or kind with Auditors or Accountants respecting any matter or item reflected in the financial statements of this Registrant.

--------------------------------------------------------------------------------

                Item 4. Recent Sales of Unregistered Securities.
--------------------------------------------------------------------------------

     The following disclosure presents: (a) The date, title and amount of securities sold; (b) There were no underwriters or underwritings, no discounts or commissions; (c) The persons or class of persons to whom the small business issuer sold the securities; (c) For securities sold for cash, the total offering price and the total underwriting discounts or commissions; For securities sold other than for cash, describe the transaction and the type and amount of consideration received; and (d) The Section of the Securities Act or the rule of the Commission under which the small business issuer claimed exemption from registration and the facts relied upon to make the exemption available. (e) No securities sold are convertible or exchangeable into equity securities. There are no warrants or options representing equity securities except as disclosed as follows: certain warrants are described in this Item, and please see Item 7 of
Part I, RELATIONSHIPS AND RELATED TRANSACTIONS, for disclosure of the royalty, share purchase agreement between this Registrant and Reliant Interactive Media Corp.

     Reference is made to the following table of issuances:

         =============================================================
         ISSUANCES/EXEMPTIONS FROM 1933 ACT                     SHARES
         -------------------------------------------------------------
         Founders shares, at par value, for organizational
         costs;ss.4(2) of the 1933 Securities Act            6,042,200
         -------------------------------------------------------------
         27 Sophisticated investors at $0.05 (Rule 504)      1,062,000
         -------------------------------------------------------------
         TOTAL COMMON STOCK ISSUED AND OUTSTANDING           7,104,200
         =============================================================

     On October 15,  1998,  the  Registrant  authorized  its initial  issuances:
6,042,200 shares to seven founders pursuant to section 4(2) of the Securities Act of 1933 at par value of $0.001.

     Also on October 15, 1998, the Registrant offered a maximum of 300 units at $1,000.00 per unit (each unit consisting of 4,000 shares of common stock and one warrant to purchase up to an additional 4,000 shares of common stock for $0.75 within eighteen months of the offering date. This translates to an offering of 1,200,000 shares and 300 warrants, at a per share price of $0.25. The Registrant placed 1,062,000 shares, and warrants for the purchase of a like number of shares, to 27 highly sophisticated investors, with pre-existing relationships to management, pursuant to

Regulation D, Rule 504, as then in force, promulgated by the Securities and Exchange Commission pursuant to section 3(b) of the Act;

     The result of these issuances is a total issued and outstanding total of 7,104,200 shares of common stock and 1,062,200 eighteen month warrants. No warrants have been exercised, and no present incentive exists for the exercise of any warrants. The Warrants may be called by the Registrant at any time, with 30 days notice, at par value of, a price of one tenth of one cent ($0.001).

--------------------------------------------------------------------------------

               Item 5. Indemnification of Officers and Directors.
--------------------------------------------------------------------------------


     There is no provision in the Articles of Incorporation, nor the By-Laws of the Corporation, nor any Resolution of the Board of Directors, providing for indemnification of Officers or Directors. The Registrant is aware of no provision of Nevada Corporate Law which creates or imposes any provision for indemnity of Officers or Directors.

             THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK

                                    PART F/S
--------------------------------------------------------------------------------

     Selected Financial Information

          ===========================================================
                                            12/15/99        7/31/99
          ===========================================================
          ===========================================================

          Total Assets                    $   192,678     $   196,505
          -----------------------------------------------------------

          Revenues                             34,900          72,663
          -----------------------------------------------------------

          Operating Expenses                   76,124         169,213
          -----------------------------------------------------------

          Net Earnings or (Loss)              (41.224)        (96,550)
          -----------------------------------------------------------
          Per Share Earnings
            or (Loss)                        (0.00576)       (0.01449)
          -----------------------------------------------------------
          Average Common
          Shares  Outstanding               7,158,200       6,661,700
          ===========================================================

     Financial Statements


================================================================================
  F-1   AUDITED FINANCIAL STATEMENTS                                     Page
        for the year ended July 31, 1999, and from inception              19
--------------------------------------------------------------------------------
  F-2   UN-AUDITED FINANCIAL STATEMENTS                                  Page
        for the four months and fifteen days ended December 15, 1999      29
================================================================================

             THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK

--------------------------------------------------------------------------------

                          AUDITED FINANCIAL STATEMENTS

                        for the year ended July 31, 1999,
                               and from inception

                                 C O N T E N T S

Independent Auditors' Report ...............................................   3

Balance Sheet ..............................................................   4

Statement of Operations ....................................................   5

Statement of Stockholders' Equity ..........................................   6

Statement of Cash Flows ....................................................   7

Notes to the Financial Statements ..........................................   8

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of Editworks, Ltd.

We have audited the accompanying balance sheet of Editworks, Ltd. (a Development Stage Company) as of July 31, 1999 and the related statements of operations, stockholders' equity and cash flows from inception on August 20, 1998 through July 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Editworks, Ltd. (a Development Stage Company) as of July 31, 1999 and the results of its operations and cash flows from inception on August 20, 1998 through July 31, 1999 in conformity with generally accepted accounting principles.


The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company's operating loss and lack of working capital raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to those matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ CROUCH BIERWOLF & CHISHOLM

Salt Lake City, Utah
October 5, 1999

                                 Editworks, Ltd.
                          (a Development Stage Company)
                                  Balance Sheet

                                     Assets
                                                                       July 31,
                                                                         1999
                                                                      ---------

Current assets
   Cash                                                               $     165
   Accounts receivable                                                   37,886
                                                                      ---------

Total Current Assets                                                     38,051
                                                                      ---------

Property & Equipment, Net (Note 3)                                      153,541
                                                                      ---------

Other assets
   Organization Costs                                                     4,913
                                                                      ---------

Total Other Assets                                                        4,913
                                                                      ---------

     Total Assets                                                     $ 196,505
                                                                      =========

                      Liabilities and Stockholders' Equity

Current Liabilities
   Accounts payable                                                      21,513
                                                                      ---------

Total Current Liabilities                                                21,513
                                                                      ---------

   Total Liabilities                                                     21,513
                                                                      ---------

Stockholders' Equity
   Common Stock, authorized
    100,000,000 shares of $.001 par value,
     issued and outstanding 7,104,200                                     7,104
   Additional Paid in Capital                                           264,438
   Deficit Accumulated During the
     Development Stage                                                  (96,550)
                                                                      ---------
Total Stockholders' Equity                                              174,992
                                                                      ---------

Total Liabilities and Stockholders' Equity                            $ 196,505
                                                                      =========

The accompanying notes are an integral part of these financial statements

                                 Editworks, Ltd.
                          (a Development Stage Company)
                             Statement of Operations

                                                            From inception on
                                                             August 20, 1998
                                                                 through
                                                                 July 31,
                                                                   1999
                                                               -----------
Revenues:                                                      $    72,663

Expenses:

   General and administrative                                      169,213
                                                               -----------

          Total Expenses                                           169,213
                                                               -----------


Net Loss                                                       $   (96,550)
                                                               ===========

Net Loss Per Share                                             $     (.014)
                                                               ===========

Weighted average shares outstanding                              6,661,700
                                                               ===========

    The accompanying notes are an integral part of these financial statements

                                 Editworks, Ltd.
                          (a Development Stage Company)
                        Statement of Stockholders' Equity

                                                                                                          Deficit
                                                                                                        Accumulated
                                                                                      Additional        During the
                                                          Common Stock                 paid-in          Development
                                                    Shares            Amount           capital            Stage
                                                  ---------         ---------         ---------         ---------
Balances at August 20, 1998                              --         $      --         $      --         $      --

Common stock issued to organizers for
   organizational costs valued at $6,042          6,042,200             6,042                --                --

Stock issued for cash at $.25 per share           1,062,000             1,062           264,438                --

Net loss for the year ended July 31, 1999                --                --                --           (96,550)
                                                  ---------         ---------         ---------         ---------

Balance, July 31, 1999                            7,104,200         $   7,104         $ 264,438         $ (96,550)
                                                  =========         =========         =========         =========

The accompanying notes are an integral part of these financial statements

                                 Editworks, Ltd.
                          (a Development Stage Company)
                             Statement of Cash Flows

                                                          From inception on
                                                           August 20, 1998
                                                               through
                                                              July 31,
                                                                1999
                                                             ---------
Cash Flows form Operating
 Activities

     Net loss                                                $ (96,550)
     Adjustments to reconcile
       net loss to net cash
       provided by operations:
      Depreciation & Amortization                               23,960
      Increase in receivables                                  (37,886)
      Increase in payables                                      21,513
                                                             ---------

Net Cash (Used) Provided by
 Operating Activities                                          (88,963)
                                                             ---------

Cash Flows from Investment
 Activities:
    Purchase of Equipment                                     (176,372)
                                                             ---------

Net Cash (Used) Provided by
   Investing Activities                                       (176,372)
                                                             ---------

Cash Flows from Financing
 Activities:
     Issued common stock for cash                              265,500
                                                             ---------

Net Cash (Used) Provided by
   Financing Activities                                        265,500
                                                             ---------

Net increase (decrease) in cash                                    165

Cash, beginning of year                                             --
                                                             ---------

Cash, end of year                                            $     165
                                                             =========

The accompanying notes are an integral part of these financial statements

                                 Editworks, Ltd.
                          (a Development Stage Company)
                        Notes to the Financial Statements
                                  July 31, 1999

NOTE 1 - Summary of Significant Accounting Policies

     a.   Organization

          Editworks, Ltd. (the Company) was organized under the laws of the State of Nevada on August 20, 1998. The Company is currently engaged in the establishment of a computer-aided editing service.

     b.   Accounting Method

          The Company recognizes income and expense on the accrual basis of accounting.

     c.   Earnings (Loss) Per Share

          The computation of earnings per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

     d.   Cash and Cash Equivalents

          The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

     e.   Fiscal Year End

          The Company has elected a July 31 fiscal year end.

     f.   Provision for Income Taxes

          No provision for income taxes has been recorded due to net operating loss carryforwards totaling approximately $96,550 that will be offset against future taxable income. These NOL carryforwards begin to expire in the year 2014. No tax benefit has been reported in the financial statements because the Company believes there is a 50% or greater chance the carryforward will expire unused.

          Deferred tax assets and the valuation account is as follows at July 31, 1999.

          Deferred tax asset:
             NOL carrryforward                                         $ 33,000
             Valuation allowance                                        (33,000)
                                                                       --------
          Total                                                        $     --
                                                                       ========

     g.   Organization Costs

          Organization expenses are recorded at cost and are being amortized on a straight line basis over five years.

     h.   Use of Estimates in the Preparation of Financial Statements

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and expenses during the reporting period. In these financial statements, assets, liabilities and expenses involve extensive reliance on management's estimates. Actual results could differ from those estimates.

                                 Editworks, Ltd.
                          (a Development Stage Company)
                        Notes to the Financial Statements
                                  July 31, 1999

NOTE 2 - Going Concern

          The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has no operations and is dependent upon financing to continue operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. It is management's plan to continue pursuing operating companies to merge with, thus creating necessary operating revenue.

NOTE 3 - Property and Equipment

          Property and Equipment consists of the following at July 31, 1999:

          Editing Equipment                                 $ 176,372
          Accumulated Depreciation                            (22,831)
                                                            ---------
          Total Property & Equipment                        $ 153,541
                                                            =========

          The provision for depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Depreciation expense for the period ended July 31, 1999 was $22,831.

NOTE 4 - Development Stage Company

          The Company is a development stage company as defined in Financial Accounting Standards Board Statement No. 7. It is concentrating substantially all of its efforts in raising capital and defining its business operation in order to generate significant revenues.

NOTE 5 - Equity

          In August of 1998 the Company issued 6,042,200 shares of common stock to organizers in exchange for organizational costs valued at $6,042.

          During January 1999, the Company issued 1,062,000 shares of common stock for cash of $265,500.

NOTE 6 - Related Party Transactions

          Oasis Entertainment Corporation, a corporation under common ownership, paid expenses on behalf of the Company in the amount of $59,462. The amount was reimbursed to Oasis Entertainment Corporation.

          The Company received revenue of $32,200 from Oasis Entertainment 4th Movies Project, Inc. a corporation under common ownership.

--------------------------------------------------------------------------------

                                       F-2

                         Un-Audited Financial Statements

                      for the four months and fifteen days
                             ended December 15, 1999

                                 EDITWORKS, LTD.
                            BALANCE SHEET (UNAUDITED)
                     for the Fiscal Year ended July 31, 1999
                     and the period ended December 15, 1999


                                                           December 15,  July 31,
                                                              1999          1999
                                                            ---------    ---------
                                     ASSETS

CURRENT ASSETS

           Cash                                             $      47    $     165
           Accounts receivable                                 46,685       37,886
                                                            ---------    ---------

TOTAL CURRENT ASSETS                                           46,732       38,051

OTHER ASSETS

           Organizational Costs                                              4,913
           Editing equipment                                  186,045      176,372
           Depreciation                                       (40,099)     (22,831)
                                                            ---------    ---------

TOTAL OTHER ASSETS                                            145,946      158,454

TOTAL ASSETS                                                $ 192,678    $ 196,505
                                                            =========    =========


                       LIABILITIES & STOCKHOLDERS' EQUITY

LIABILITIES

     Accounts payable                                       $  32,910    $  21,513
                                                            ---------    ---------

STOCKHOLDERS' EQUITY

     Common Stock, $.001 par value; authorized 50,000,000
        shares; issued and outstanding, 7,104,200 shares
        and 7,312,200 shares respectively                       7,312        7,104

     Additional Paid-In Capital                               290,230      264,438

     Accumulated Equity (Deficit)                            (137,774)     (96,550)

Total Stockholders' Equity                                    159,768      174,992
                                                            ---------    ---------

TOTAL LIABILITIES & STOCKHOLDERS' EQUITY                    $ 192,678    $ 196,505
                                                            =========    =========



                 The accompanying notes are an integral part of
                          these financial statements.

                                    page F-2

                                EDITWORKS, LTD.
             STATEMENTS OF LOSS AND ACCUMULATED DEFICIT (UNAUDITED)
                                    for the
                        Fiscal Year ended July 31, 1999
                     and the period ended December 15, 1999




                                                   December 15,       July 31,
                                                       1999             1999
                                                   -----------      -----------

Revenues                                           $    34,900      $    72,663

   General and administrative expenses                  76,124          169,213

Net Loss from Operations                               (41,224)         (96,550)

Net Income (Loss)                                      (41,224)         (96,550)
                                                   ===========      ===========

Loss per Share                                     $  (0.00576)     $  (0.01449)
                                                   ===========      ===========

Weighted Average
    Shares Outstanding                               7,158,200        6,661,700
                                                   ===========      ===========


                 The accompanying notes are an integral part of
                          these financial statements.

                                    page F-3

                                 EDITWORKS, LTD.
            STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)

              for the period from inception of the Development Stag
                               on August 20, 1998,
                              through July 31, 1999
                     and the period ended December 15, 1999


                                                             Additional    Accumulated  Total Stock-
                                    Common          Par        Paid-In       Equity    holders' Equity
                                     Stock          Value      Capital     (Deficit)     (Deficit)
                                   ----------    ----------   ----------   ----------    ----------
Common Stock issued at inception    6,042,200    $    6,042   $        0   $        0    $    6,042

Sale of Common Stock                1,062,000         1,062      264,438

Net (loss) during period                                                      (96,550)

                                   ----------    ----------   ----------   ----------    ----------
Balance at September 30, 1999       7,104,200    $    7,104   $  264,438   $  (96,550)   $  174,992

Sale of Common Stock                  208,000           208       25,792

Net (loss) during period                                                      (41,224)

                                   ----------    ----------   ----------   ----------    ----------
Balance at December 15, 1999        7,312,200    $    7,312   $  290,230   $ (137,774)   $  159,768



                 The accompanying notes are an integral part of
                          these financial statements.

                                    page F-4

                                 EDITWORKS, LTD.
                       STATEMENTS OF CASH FLOW (UNAUDITED)
                     for the Fiscal Year ended July 31, 1999
                     and the period ended December 15, 1999

                                                            December 15,   July 31,
                                                              1999          1999
                                                            ---------    ---------
Operating Activities

   Net Income (Loss)                                        $ (41,224)   $ (96,550)

   Less items not effecting cash (amortization)                             23,960

   Less items not effecting cash (organizational expense)       4,913
                                                            ---------    ---------

Net Cash from Operations                                      (36,311)     (72,590)

Cash Increase (Decrease) Sale of Stock                         26,000      265,500

Cash Increase (Decrease) Investment in
   computerized editing equipment                              (9,673)    (176,372)

Cash Increase (Decrease) Accounts payable                      11,397       21,513

Cash Increase (Decrease) Accounts receivable                    8,799      (37,886)
                                                            ---------    ---------

Beginning Cash                                                    165          -0-

Ending Cash                                                 $      47    $     165
                                                            =========    =========


                 The accompanying notes are an integral part of
                          these financial statements.

                                    page F-5

                                 EDITWORKS, LTD.
                          NOTES TO FINANCIAL STATEMENTS
                     for the fiscal year ended July 31, 1999
                   and for the period ended December 15, 1999


1-FORMATION AND OPERATIONS OF THE COMPANY

          EditWorks, Ltd. (the Company) was incorporated in the state of Nevada on August 20, 1998. The Company operates a computer aided, post-production editing service for the TV, video and movie business using 3D capable computer equipment developed by the Stratasphere Digital Editing System. The Company is authorized to issue 50,000,000 Common Shares each with a par value of $0.001. During the fiscal year ended July 31, 1999 the Board of Directors and Shareholders of the Company authorized the issuance of a minimum of 900,000, and a maximum of 1,200,000 of its Common Shares in a Regulation D, 504 offering. As of the date of these statements 1,062,000 shares have been sold pursuant to that offering. During the period ended December 15, 1999 the Company sold 208,000 of its Common Shares.

2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  BASIS OF ACCOUNTING

          Accounting records of the Company and financial statements are maintained and prepared on an accrual basis.

     (b)  FISCAL YEAR

          The Company's proposed fiscal year end for accounting and tax purposes is July 31.

     (c)  ORGANIZATION COSTS

          The Company incurred $6,042 of organization costs in 1998. These costs, which were paid by shareholders of the Company and which were exchanged for 6,042,200 shares of common stock having a par value of $6,042, were being amortized on a straight line method over a 60 month period through the end of the fiscal year ended July 31, 1999. The remaining organization costs in the amount of $4,913 were expensed in the fiscal year beginning August 1, 1999 due to a change in accounting principals which became effective on January 1, 1999.

     (d)  CASH EQUIVALENTS

          For Financial Accounting Standards purposes, the Statement of Cash Flows, Cash Equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less. Whatever cash amount included on the Company's Statements of Cash Flow, however, will be comprised exclusively of cash.



                                    page F-6

EditWorks, Ltd.
Notes to Financial Statements
for the fiscal year ended July 31, 1999
and for the period ended December 15, 1999 continued

3-PROPERTY AND EXECUTIVE COMPENSATION

     (a)  PROPERTY:

          The Company's offices and all of its records are located at 24843 Del Prado, Suite 318, Dana Point, California 92629.

     (b)  EXECUTIVE COMPENSATION:

          From inception through February 1999, the Company paid no cash compensation to its officers or directors. Officers of the Company were reimbursed for out-of-pocket expenses. Beginning in February 1999, and continuing to the date of these financial statements, the Company's President has been receiving compensation in the amount of $4,000 per month. In addition, other Officers may receive compensation for services performed on behalf of the Company. The terms of any such compensation will be determined on the basis of the nature and extent of the services which may be required and will be no less favorable to the Company than the charges for similar services made by independent third parties who are similarly qualified. No officer or director, other than the President, is required to make any specific amount or percentage of his business time available to the Company.

5-STOCKHOLDERS' EQUITY.

          The Company is authorized to issue 50,000,000 shares of common stock having a par value of $0.001. In August 1998, 6,042,200 shares of Common Stock, were issued in exchange for organizational costs which were valued by management at a total of $6,042. In January 1999, 1,062,000 shares of Common Stock, were issued in exchange for $265,500 in cash. In November and December 1999, 208,000 shares of Common Stock, were issued in exchange for $26,000 in cash.



                                    page F-7

--------------------------------------------------------------------------------

                                    PART III
--------------------------------------------------------------------------------


                                  Exhibit Index

================================================================================

  EXHIBIT      TABLE CATEGORY / DESCRIPTION OF EXHIBIT                     PAGE
   TABLE                                                                  NUMBER
     #
--------------------------------------------------------------------------------
             [2] ARTICLES/CERTIFICATES OF INCORPORATION, AND BY-LAWS
--------------------------------------------------------------------------------
    2.1    Articles/Certificate of Incorporation:                            38
--------------------------------------------------------------------------------
    2.2    By-Laws                                                           41
--------------------------------------------------------------------------------
                       [6] MATERIAL CONTRACTS/ACQUISITION
--------------------------------------------------------------------------------
    6.1    Editworks Ltd. Service Agreement                                  50
================================================================================

                                   SIGNATURES

     In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to signed on its behalf by the undersigned, thereunto authorized.


                                 Editworks, Ltd.

December 15, 1999

                                       by



/s/                                                   /s/
--------------------------                            --------------------------
J. Dan Sifford                                        Jena M. Harry
PRESIDENT/DIRECTOR                                    SECRETARY/DIRECTOR


                                       34